
PROCESSING
RECEIVED
AUG 25 2005
SEC MAIL
SECTION
WASH., D.C.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, August 23, 2005, Series 2005-4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-112223
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05064854

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:______________________________
Name: Marina Tulchin
Title: Vice President



By:______________________________
Name: Susan Valenti
Title: Director

Dated: August 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
<= 50.00	2,978,488.54	3.46	16	4.95	186,155.53	6.258	360.00	357.89	2.11	39.62	41.27	712.50	28.00	95.30	100.00	100.00
50.01 - 55.00	1,514,536.69	1.76	4	1.24	378,634.17	5.981	360.00	358.61	1.39	53.60	65.64	716.60	9.00	58.20	100.00	100.00
55.01 - 60.00	3,092,000.00	3.59	8	2.48	386,500.00	6.255	360.00	358.25	1.75	58.58	63.71	698.40	5.70	40.80	100.00	100.00
60.01 - 65.00	1,754,998.85	2.04	5	1.55	350,999.77	6.156	360.00	357.42	2.58	64.21	66.04	704.20	72.40	85.70	100.00	100.00
65.01 - 70.00	10,895,823.00	12.65	34	10.53	320,465.38	6.452	360.00	358.37	1.63	69.60	84.18	700.30	10.70	73.10	100.00	100.00
70.01 - 75.00	12,741,708.91	14.80	31	9.60	411,022.87	6.319	360.00	358.48	1.52	73.58	77.85	738.60	21.80	79.40	100.00	100.00
75.01 - 80.00	44,751,300.37	51.97	182	56.35	245,886.27	6.524	357.90	356.22	1.67	79.72	88.77	714.70	20.90	79.10	100.00	100.00
80.01 - 85.00	1,041,750.00	1.21	5	1.55	208,350.00	6.895	360.00	357.78	2.22	83.50	84.14	723.10	83.10	52.00	100.00	100.00
85.01 - 90.00	2,035,610.00	2.36	11	3.41	185,055.45	7.386	360.00	357.85	2.15	89.76	89.76	721.20	0.00	81.60	100.00	100.00
90.01 - 95.00	4,104,010.00	4.77	18	5.57	228,000.56	7.586	360.00	357.33	2.67	94.55	94.55	708.20	12.00	60.90	100.00	100.00
95.01 - 100.00	1,206,122.68	1.40	9	2.79	134,013.63	8.09	360.00	357.30	2.70	100.00	100.00	720.10	78.00	33.70	100.00	100.00
Total:	***86,116,349.04***	***100.00***	**323**	***100.00***	***266,614.08***	**6.546**	**358.91**	**357.15**	**1.76**	**75.89**	**83.56**	**715.60**	**20.90**	**75.60**	**100.00**	**100.00**

Minimum: 19.40
Maximum: 100.00
Weighted Average by Original Balance: 75.88
Weighted Average by Current Balance: 75.89

Prepayment Penalty Months

Prepayment
Penalty
Months

Prepayment Penalty Months	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
0	165,915,044.51	55.26	613	47.97	270,660.76	6.482	358.93	357.01	1.92	75.34	80.35	718.80	20.10	81.80	100.00	23.30
6	278,474.77	0.09	1	0.08	278,474.77	6.75	360.00	357.00	3.00	80.00	80.00	777.00	0.00	0.00	100.00	0.00
12	37,083,986.78	12.35	134	10.49	276,746.17	6.509	360.00	358.12	1.88	73.69	79.79	706.70	11.30	58.30	100.00	42.30
24	12,503,728.98	4.16	51	3.99	245,171.16	6.575	358.89	357.27	1.62	73.45	81.20	688.80	3.80	85.80	100.00	69.20
30	321,401.93	0.11	1	0.08	321,401.93	6.375	360.00	358.00	2.00	66.39	87.01	750.00	0.00	100.00	100.00	0.00
36	44,216,207.79	14.73	218	17.06	202,826.64	6.673	359.07	356.90	2.17	78.37	84.34	712.70	16.20	74.80	100.00	36.90
42	246,788.13	0.08	2	0.16	123,394.07	6.953	360.00	358.00	2.00	80.00	80.00	730.80	0.00	0.00	100.00	0.00
60	39,688,660.58	13.22	258	20.19	153,832.02	6.781	360.00	358.16	1.84	77.13	79.36	716.30	14.60	46.20	100.00	17.10
Total:	300,254,293.47	100.00	1278	100.00	234,940.76	6.557	359.22	357.29	1.93	75.74	80.78	714.90	17.00	73.20	100.00	28.70

Non-zero Weighted Average Prepay Penalty Term: 35